UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:  April 2004           File No.    0-49917

Nevada Geothermal Power Inc.

(Formerly Continental Ridge Resources Inc.)

(Name of Registrant)

900 – 409 Granville Street, Vancouver, British Columbia, CANADA  V6C 1T2

(Address of principal executive offices)

1.

News Release dated April 14, 2004

2.

News Release dated April 23, 2004

3.

News Release dated May 6, 2004

4.

Interim Financial Statements for the period ended March 31, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

        No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.

(Registrant)

Dated:  August 24, 2004                              Signed:   /s/ Brian Fairbank

                                                                                    Brian Fairbank,

                                                                                    President and CEO

Nevada Geothermal Power Inc. $1,582,000 Private Placement Closed

Trading Symbol:

NGP, TSX Venture Exchange

April 14, 2004 NGLPF, OTC-BB

Vancouver, B.C. - Nevada Geothermal Power Inc. (NGP) is pleased to report that a non-brokered private placement announced February 27 and March 4, 2004 of 4.52 million units at $0.35 per unit has been closed.

Each unit consists of one common share and one share purchase warrant. There is a 4-month hold period until August 15, 2004 for all securities issued under the private placement in accordance with applicable securities laws. One warrant entitles the holder to purchase one additional common NGP share for a period of 24 months from today at a price of $0.50 per warrant share. The warrants include an accelerator provision such that if, after October 15, 2004, the closing price per Share of the Issuer on the TSX Venture Exchange is $0.80 or higher for twenty consecutive trading days, then the warrants must be exercised or they will expire within 30 days after notice of such event.

Proceeds realized by NGP from the private placement of $1,582,000 will be used to fund further drilling at the Blue Mountain Geothermal Project, Nevada and for general working capital.

NGP is an alternative energy company with a mandate to develop geothermal projects in the Western United States (Nevada) providing electrical energy that is clean, efficient and sustainable. NGP holds an undivided 100% interest in 12 square-miles of geothermal leases and lease applications at the Blue Mountain Geothermal Project where it plans to develop a 30MW generating plant.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

Investor Inquiries

Shelley Kirk

Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

Dale Paruk

Coal Harbor Communications Telephone: 604-699-8620

Toll Free: 866-405-3954

Email: info@coal-harbor.com

www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

This is not an offer of securities for sale in the United States. The securities offered have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration. This Press Release, required by applicable Canadian Laws, is not for distribution to U.S. News Wire Services or for dissemination in the United States, and does not constitute an offer of the securities described herein.

Nevada Geothermal Power Inc.
Deep Drilling Program Commences at Blue Mountain Geothermal Project

TSX Venture Exchange – NGP

OTCBB – NGLPF

April 23, 2004

Vancouver, B.C. - Nevada Geothermal Power Inc. (NGP) is pleased  to report that it has commenced drilling Deep Blue No.2 (DB 2), a second deep geothermal test well at its 100% owned Blue Mountain Geothermal Project. The U.S. Department of Energy (DOE) awarded Noramex Corp., NGP’s wholly owned U.S. subsidiary, a grant of US$659,000 towards the drilling project. Noramex’s share of the cost is US$164,000.

The purpose of DB 2 is to confirm and better delineate the potential of the Blue Mountain geothermal resource. DB 2 was spudded on March 25, 2004 to evaluate a series of young northeast trending faults within a broad thermal anomaly. DB 2 is a ‘step-out’ hole from the successful, initial discovery hole, Deep Blue No.1 (DB 1). The discovery well indicates resource temperatures of 150°C (300°F) which are sufficient for commercial power production using binary technology. Further drilling and testing is required to determine the ultimate size and productivity of the resource.

DB2 is located approximately one kilometer to the northeast of DB 1 in an area of projected higher temperatures at depth, from temperature gradients measured in a group of shallow drill holes. NGP’s goal is to intersect water of 150°C or higher in permeable rock formations effectively expanding the potential for the Blue Mountain geothermal site.

Lang Exploratory Drilling completed rotary drilling of a 9¾ inch diameter hole and casing was cemented at 200 meters (656 feet). The temperature measured by an independent well logging company at 200 metres was 81.5° C (179°F). The rotary drill rig has been released.

Boart Longyear commenced core drilling of DB 2 on April 2, 2004 and will continue to the planned depth of 1000 meters (3300 feet). Blow out prevention equipment (BOPE) has been installed on the cemented casing to ensure control of anticipated higher thermal temperatures and pressure at depth. Drilling is proceeding smoothly and further results from DB 2 will be available in one month.

DB 2 is a further step towards completing a feasibility study for an initial 30MW power plant. GeothermEx, Inc., geothermal consultants based in Richmond, California, state that based on the available information (DB 1) and certain assumptions, “the most likely value of reserves lie in the range of 17 to 63 MW (gross)” and further that “the Blue Mountain project is as attractive as any being explored or developed in Nevada today”.

Nevada Geothermal Power Inc. is an alternative energy company with a mandate to develop geothermal projects in the Western United States (Nevada) providing electrical energy that is clean, efficient and sustainable. NGP holds an undivided 100% interest in 12 square-miles of geothermal leases and lease applications at the Blue Mountain Geothermal Project where it plans to develop a 30MW generating plant.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-633-1822

Toll Free: 866-688-0808

Email:sfkirk@nevadageothermal.com

Dale Paruk

Coal Harbor Communications Telephone: 604-699-8620

Toll Free: 866-405-3954

Email: info@coal-harbor.com

www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Nevada Geothermal Power Inc.
DB-2 Encounters 167°C (330°F) Temperatures

TSX Venture Exchange – “NGP”

OTCBB – “NGLPF

May 6, 2004

Vancouver, B.C., Nevada Geothermal Power Inc. (NGP) is pleased to report preliminary results from Deep Blue No.2 (DB-2) test well at its 100% owned Blue Mountain geothermal project in Nevada.

DB 2 was spudded on March 25, 2004 and was successfully completed to a vertical depth of 1128 meters (3700 feet) on April 28, 2004. The completion depth was over 10% deeper than planned. Costs for the operations, shared between Noramex Corp. (NGP wholly-owned subsidiary) and the U.S. Department of Energy are within the original budget.

Temperatures were measured at the bottom of the hole at 25-metre (80-foot) intervals as the hole was put down. During drilling, fluid is circulated down hole to cool the drill bit and condition the wall of the hole. The bottom-hole-temperature (BHT) measurements had only ten minutes elapse time since drilling fluid was last circulated, thus they are “unequilibrated” temperatures that are lower than undisturbed rock temperatures at the equivalent depth. In addition to the BHT’s, temperature logs were obtained of certain hole intervals after allowing 2 - 6 hours equilibration time. Temperatures measured after 6 hours of static time may also be somewhat lower than undisturbed rock temperatures at equivalent depths. The well will now sit for a month before final logging of an equilibrated temperature profile is undertaken.

The maximum temperature measured in the well was 167 °C (330 °F) at 585 metres (1920 feet) depth. A potential geothermal production zone between 515 - 760 metres (1690 – 2493 feet) is characterized by greater than 150°C (300 °F) temperatures measured after 6 hours static time, multiple crystal-lined, open fractures and vuggy quartz veins. Observations of brittle fractures and open spaces in drill core, combined with the fact that drilling fluid was being lost to the formation through the indicated geothermal zone during drilling, indicate good permeability allowing for geothermal fluid circulation through the host rock.

DB - 2 was induced to flow continuously for two hours in the early morning of April 29 and again continuously for two hours later in the day, assisted by compressed air introduced into the well through tubing suspended to 457 and 533 metres (1500 and 1750 feet) for the respective tests. The well flowed at a rate of approximately five litres/second or eighty gallons/minute (US) for a total of 75,000 liters (20,000 gallons) of produced geothermal fluid.

The short term flow tests of DB-2 have provided direct indication of a geothermal resource at Blue Mountain. Geothermal fluid samples have been sent for analyses to ThermoChem, Santa Rosa California for geochemical analyses. Injection and other testing of DB-2 to provide well productivity data are planned in conjunction with the Department of Energy. Similar attempts to flow Deep Blue No. 1 were unsuccessful because of a break or hole that developed in the well liner. A replacement liner is currently being installed.

NGP is greatly encouraged by the positive results from DB-2. To illustrate the potential, the

Steamboat Binary Geothermal Facility operated by Ormat near Reno, Nevada, currently produces about 30 MW of power from a 155°C (310°F) resource with production from an area of less than a square mile. NGP’s new results from DB-2 confirm that the inferred geothermal reservoir, with similar temperatures to Steamboat measured at moderate depths, extends at least 1000 meters (3300 feet) from the DB-1 discovery well and gives confidence that the Blue Mountain resource occurs at depth throughout the six-square-kilometer (two-square-mile) thermal anomaly defined by temperature gradient drill holes. That is, the Blue Mountain thermal anomaly is as large or larger than the Steamboat production field.

The DB-2 results continue to indicate the potential for a geothermal resource capable of supporting an initial 30 MW power plant development within the six-square-kilometer thermal anomaly. The thermal anomaly is open in all directions and is probably larger than six square kilometers. NGP plans to determine the overall lateral extent of the thermal zone by drilling 10 - 12 additional gradient holes in the near future. Subsequently, two or more production scale test wells will be drilled to determine individual production well characteristics and the geothermal field productivity of as part of a geothermal power feasibility study.

NGP is focused on the development of an initial 30 MW plant at Blue Mountain. The Company believes that ultimately, Blue Mountain may support 100 MW of power development that would be brought to market in 30 MW modules. NGP intends to acquire additional geothermal sites and become a leading geothermal development company.

Nevada Geothermal Power Inc. is an alternative renewable energy company focused on the development of geothermal projects in the Nevada to provide electrical energy that is clean, efficient and sustainable.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2004

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED BALANCE SHEETS

March 31

June 30

2004

2003

ASSETS
Current Cash	$ 1,380,008	$ 12,755
Accounts receivable	203,600	7,495
Prepaid expenses	7,178	6,581
Exploration advances	—	6,307
	1,590,786	33,138
Mineral Property Costs (Note 3)	2,345,778	477,325
Investment (Note 4)	—	25,000
Capital Assets	8,050	6,201
	$ 3,944,614	$ 541,664
LIABILITIES Current Accounts payable	$ 435,356	$ 153,417
SHAREHOLDERS’ EQUITY Share Capital (Note 5)	5,767,362	3,612,383
Share Subscriptions	1,366,150	129,117
Contributed Surplus	229,049	80,695
Deficit	(3,853,303)	(3,433,948)
	3,509,258	388,247
	$ 3,944,614	$ 541,664

Approved by the Directors:

“Brian D. Fairbank”                                                     “Jack W. Milligan”

        See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three Month Period Ended March 31		Nine Month Period Ended March 31
	2004	2003	2004	2003
EXPENSES Administration fees	$ 14,892	$ 14,524	$ 49,803	$ 42,615
Amortization	607	406	1,821	1,222
Bank charges and interest	3,185	50	3,436	288
Consulting fees	8,331	21,426	45,948	41,311
Foreign exchange loss	1,895	514	(2,928)	140
Investor relations & shareholder information	25,576	19,405	59,625	84,587
Legal and accounting	13,699	21,134	38,636	45,505
Office and miscellaneous	4,689	5,969	15,026	9,757
Regulatory and transfer agent	8,425	11,183	18,834	22,479
Rent and telephone	5,381	9,083	15,781	16,601
Site investigation	537	—	537	—
Stock based compensation	80,602	—	148,354	—
Travel and business development	5,208	4,427	30,554	5,799
	173,027	108,121	425,427	270,304
OTHER INCOME Interest income	(20)	—	(72)	—
Gain on disposal of shares	—	—	(6,000)	—
	(20)	—	(6,072)	—
Loss for the period	$ 173,007	$ 108,121	$ 419,355	$ 270,304
Deficit, beginning of period	3,680,296	3,105,529	3,433,948	2,943,346
Deficit, end of period	$ 3,853,303	$ 3,213,650	$ 3,853,303	$ 3,213,650
Loss per share	$ 0.01	$ 0.01	$ 0.03	$ 0.01

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Month Period Ended March 31		Nine Month Period Ended March 31	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (173,007)	$ (108,121)	$ (419,355)	$ (270,304)
Items not affecting cash:				
Stock-based compensation	80,602	—	148,354	—
Amortization	607	406	1,821	1,221
	(91,798)	(86,169)	(269,180)	(269,083)
Changes in non-working capital items:				
Accounts receivable (Increase) decrease	(193,885)	554	(196,105)	(3,808)
Prepaid expenses/advances	—	27,839	—	71,902
Accounts payable	263,709	71,723	224,688	110,961
Net cash used in operating activities	(21,974)	(35,438)	(240,597)	(90,028)
INVESTING ACTIVITIES				
Mineral property costs	(32,517)	(1,682)	(75,929)	(197,601)
Capital Assets	—	—	(3,233)	—
Net cash (used) received from investing activities	(32,517)	(1,682)	(79,162)	(197,601)
CASH FLOWS FROM FINANCING ACTIVITIES				
Shares issued for cash	52,635	76,351	339,978	312,025
Share subscriptions	1,366,150	—	1,366,150	—
Share issue costs	—	—	(19,116)	—
Net cash provided by financing activities	1,418,785	76,351	1,687,012	312,025
Change in cash and equivalents during the period	1,364,294	39,231	1,367,253	24,396
Cash and equivalents, beginning of period	$ 15,714	$ 17,968	$ 12,755	$ 32,803
Cash and equivalents, end of period	$ 1,380,008	$ 57,199	$ 1,380,008	$ 57,199

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain economically recoverable ore reserves. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at March 31, 2004, the Company has a working capital of $1,155,430, and has incurred losses totalling $3,853,303.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, continuing support of creditors and upon its ability to attain profitable operations. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Blue Desert Mining (U.S.) Inc., incorporated in the State of Nevada, U.S.A., Blue Mountain Power Company Inc., incorporated in the Province of British Columbia and Noramex Corp., incorporated in the State of Nevada, U.S.A. All significant inter-company balances and transactions have been eliminated.

b)

Mineral Property Costs

Costs of acquisition and exploration of mineral properties are capitalized on an area-of-interest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven reserves of minerals of the areas should such reserves be found. If an area of interest is abandoned the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its mineral interests in good standing. The amounts shown for mineral properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

c)

Option Payments Received

Option payments received are treated as a reduction of the carrying value of the related mineral properties and deferred exploration costs and the balance, if any, is taken into income.

d)

Investments

Investments in which the Company owns up to 20% of the issued common shares are accounted for at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004 AND 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)         Capital Assets

Capital assets are recorded at cost and are depreciated over their useful lives by the declining balance method at the following rates:

Computer equipment

30%

Office equipment

20%

f)          Stock Based Compensation

Effective July 1, 2002, the Company adopted CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments”, which establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock based transactions. The Company records, as compensation expense, the excess of the exercise price over the share price at the time of grant.

Handbook Section 3870, however, does require additional disclosures for options granted to employees, including disclosure of pro-forma earnings and pro-forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

Under the new standard, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

g)          Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

a)

Loss Per Share

Loss per share is calculated on the weighted average number or shares outstanding. Diluted loss per share is not presented as the effect of potentially issuable common shares is anti-dilutive.

b)

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

j) Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiary have been translated using the temporal method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

3.

MINERAL PROPERTY COSTS

    The acquisition and exploration costs of the Company's mineral properties are as follows:

	March 31
	2004	2003
Pogo Area Project – Alaska	$ 101,305	$ 93,758
Blue Mountain Geothermal Project – Nevada	2,222,064	358,358
PumperNickel Valley Geothermal Project - Nevada	22,409	—
	$ 2,345,778	$ 452,116

Pogo Area Project

The Company acquired an interest in a number of claims in the Pogo area of interest, south-east of Fairbanks, Alaska. These claim areas are as follows:

i)

Portal/Gobi Claims

        The Company has exercised its option to acquire a 100% interest in the Pogo claims by the issue of 66,667 shares, 16,667 on regulatory approval and 16,667 in annual intervals (66,667 issued), by cash payments of $17,500 (paid) and by the payment of an annual advance royalty of $10,000. The optionor retains a 2% Net Smelter Royalty of which 1% may be purchased by the Company for $1,000,000.

In addition, the Company has staked a number of claims adjacent to the Portal/Gobi Claims

The Company has entered into an agreement on the Portal/Gobi Claims with Anglo Gold USA (“AngloGold”) whereby AngloGold will earn a 60% interest in the Portal/Gobi property. Total expenditures of US$750,000 (including $50,000 cash payments due by the Company) are required over a five year earn-in period ending January 1, 2005.

         After the earn-in period, the Company will have a 40% participating interest in the joint venture.

ii)

Mohave

The Company has acquired, by staking, a 100% interest in the Mohave claims, located in the Pogo area.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003

3.

MINERAL PROPERTY COSTS (Continued)

        Pogo Area Project (Continued)

   iii) The following costs have been incurred by the Company on the Pogo Area project: March 31

2004	2003

Acquisition

Issue of shares

Deferred exploration

Property leases, permits and regulatory Geological and geophysical

Costs incurred during the period Balance, beginning of period

Balance, end of period

$ —	$ —
—	3,070
7,547	682
7,547	3,752
93,758	90,006
$ 101,305	$ 93,758

Blue Mountain Geothermal Project, Nevada, U.S.A.

As at July 31, 2003, the Company acquired 100% of the issued and outstanding shares of Blue Mountain Power Company, Inc. which through Noramex Corp. holds a 100% interest in the Blue Mountain Geothermal Project. Accordingly, all recorded costs of acquisition and deferred expenditures will be included as part of the cost of acquiring Blue Mountain Power Company, Inc.

The following costs have been incurred on the project:

	March 31
	2004	2003
Acquisition Issue of shares	$ 2,176,091	—
Option payments	—	15,500
	2,176,091	15,500
Deferred exploration Property leases, permits and regulatory	14,171	5,212
Geological and geophysical	21,313	15,788
Drilling	—	155,864
Travel and accommodation	—	—
Well testing	10,489	—
Expenditures for the period	45,973	192,364
Balance, beginning of period	—	165,994
Balance, end of period	$ 2,222,064	$ 358,358

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003

PumperNickel Valley Geothermal Project – Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central approximately 10 miles from Newmont’s Lone Tree Mine. The Company has also filed lease applications on an additional three sections of federal land for total leasehold of eight square miles (5,120 acres).

The Newmont lease grants NGP the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law. NGP will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. NGP will pay royalties from any geothermal production of:

·

3½% of gross proceeds from electrical power sales (less taxes and transmission costs),

·

5% of the gross proceeds of a sale of any substances in an arm’s length transaction

·

2% of the gross proceeds from the sale of or manufacture there-from of bi-products,

·

10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as an vegetable drying/processing facility)

·

Substances or electrical power used by NGP for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

The following costs have been incurred on the project:

                                                                                                                                           March 31

                                                                                              2004                2003

Acquisition

    Issue of shares                                                                                               $        __                       __

    Option/lease payments                                                                                    11,415                        __

                                                                                                                            11,415                        __

Deferred exploration

    Property leases, permits and regulatory                                                            __                             __

    Geological and geophysical                                                                            10,994                        __

    Project management                                                                                          __                             __

    Drilling                                                                                                              __                             __

    Road maintenance                                                                                             __                             __

    Camp supplies                                                                                                   __                             __

    Travel and accommodation                                                                               __                             __

    Well Testing                                                                                                      __                             __

Expenditures for the period                                                                                  10,994                       __

Balance, beginning of period                                                                                 __                             __

Balance, end of period                                                                                    $     22,409            $        __

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003

4.

INVESTMENT

                                                                                                                                           March 31

                                                                                                                       2004

2003

100,000 shares in Blue Mountain Power Company Inc.,

a company with two common directors, at cost                                      $       __

                     $25,000

Due to the acquisition of Blue Mountain Power Company Inc., the Company disposed of its holding. The shares were transferred to a company controlled by a director of NGP as an incentive to settle debt owed by BMP to that company.

1.

SHARE CAPITAL

a)

Authorized

      100,000,000 common shares - no par value

      25,000,000 first preferred shares - no par value

25,000,000 second preferred shares - no par value

b)	Common Shares Issued	SHARES	AMOUNT
	Balance, June 30, 2003	10,273,224	$ 3,612,383
	For cash Private placement, net of financing costs	1,228,857	360,983
	Options exercised	364,000	83,920
	Warrants exercised	14,500	5,750
	For Blue Mountain Power Company Inc.	5,500,000	1,705,000
	Balance, March 31, 2004	17,380,581	$ 5,768,036

a)

Stock Options

As at March 31, 2004, the following share purchase options were outstanding:
EXERCISE PRICE	NUMBER OUTSTANDING AT MARCH 31 2004	REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT MARCH 31 2004
$ 0.10	250,000	2.27 years	$ 0.10	250,000
0.25	65,000	3.05 years	0.25	65,000
0.28	233,000	3.80 years	0.28	233,000
0.28	575,000	4.37 years	0.28	575,000
0.28	162,000	4.81 years	0.28	162,000
0.35	350,000	4.92 years	0.35	350,000
	1,635,000	4.08 years	0.27	1,635,000

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003

5.

SHARE CAPITAL (Continued)

A summary of the changes in stock options for the nine months ended March 31, 2004 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2003	905,000	$ 0.21
Granted	1,464,000	0.30
Exercised	(364,000)	0.23
Cancelled Balance, March 31, 2004	(170,000)	0.28
	1,635,000	$ 0.24

Effective July 1, 2002, in accordance with CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments”, pro-forma information regarding net loss and net loss per share is to be determined as if the Company had accounted for its employee’s stock options under the fair value method. The fair value for these options was estimated at the date of grant date using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.08%, dividend yield of nil, volatility factor of 84%, and a weighted average expected life of the options of 2 years. The weighted average fair value per share of options granted during 2003 was $0.28.

d) Share Purchase Warrants

A summary of changes in share purchase warrants for the period ended March 31, 2004 is presented below:

	NUMBER OF WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2003	277,277	$ 0.38
Issued	614,429	0.35
Exercised	(14,500)	0.35
Expired Balance, March 31, 2004	(97,500)	0.40
	779,706	0.35

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003

5. SHARE CAPITAL (Continued)
Share purchase warrants outstanding at March 31, 2004:
NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE
137,500	$ 0.35	August 12, 2004
27,777	0.45	September 17,	2004
114,429	0.40	June 23, 2004
500,000	0.40	July 18, 2004
779,706

6.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of goods and services tax receivable and accounts payable. It is management’s opinion that the company is not exposed to significant interest, currency, or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

7.

RELATED PARTY TRANSACTIONS

During the nine month period ended March 31, 2004 the Company incurred $240,538 to a company controlled by a director for administration, professional services and geological services. Accounts payable include $274,339 due to the company controlled by the director.

8.

SUBSEQUENT EVENTS

Subsequent to March 31, 2004, the Company:

-

On April 30, 2004, 5,000 warrants were exercised at a price of $0.40 per warrant.

                    -      On May 6, 2004, 5,000 warrants were exercised at a price of $0.40 per warrant.

-

The Company completed a financing for 4,520,000 units at $0.35, each unit is convertible into one common share and one purchase warrant, at no additional cost. One warrant entitles the holder to purchase one additional common share for a period of 24 months at a  price of $0.50. The offering includes an accelerator such that if, after October 15, 2004, the closing price is $0.80 or higher for twenty consecutive days, then the warrants must be exercised or they expire.

NEVADA GEOTHERMAL POWER INC.

Quarterly Report - FORM 51

March 31, 2004

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.	GENERAL AND ADMINISTRATIVE:
EXPENSES Administration fees		$ 49,803
Amortization		1,821
Bank charges and interest		3,436
Consulting fees		45,948
Foreign exchange loss		(2,928)
Investor relations & shareholder information		59,625
Legal and accounting		38,636
Office and miscellaneous		15,026
Regulatory and transfer agent		18,834
Rent and telephone		15,781
Site investigation		537
Stock based compensation		148,354
Travel and business development		30,554
		$ 425,427

2. RELATED PARTY TRANSACTIONS:

During the nine month period ended March 31, 2004 the Company incurred $240,538 to a company controlled by a director for administration, professional services and geological services. Accounts payable include $274,339 due to the company controlled by the director.

3.  FOR THE NINE MONTHS ENDED MARCH 31, 2004:

a)

Securities issued:

7,107,357 common shares

b)

Options exercised:

364,000 options exercisable at $0.10 - $0.28

c)   Options granted:

1,464,000 options granted at $0.28 - $0.35, exercisable until May 18,

                                              2004 – February 27, 2009.

4.   AS AT MARCH 31, 2004:

a)

Authorized share capital:

* 100,000,000 common shares – no par value

     * 25,000,000 first preferred shares – no par value

     * 25,000,000 second preferred shares – no par value

b)

Issued and outstanding:

i) Common Shares Issued:

                                                                                                         SHARES               AMOUNT

Balance, June 30, 2003

10,273,224           $

 3,612,383

For cash

Private placement, net of financing costs

1,228,857

360,983

Options exercised

364,000

83,920

    Warrants exercised

14,500

5,750

NEVADA GEOTHERMAL POWER INC.

Quarterly Report - FORM 51 March 31, 2004

For Blue Mountain Power Company Inc. Balance, March 31, 2004	5,500,000	1,705,000
	17,380,581	$ 5,768,036

c)

Summary of outstanding options, warrants and others:

  i)  Stock Options:

NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
905,000	$0.21
1,464,000	0.30
(364,000)	0.23
(170,000)	0.28
1,635,000	$0.24

           Balance, June 30, 2003

           Granted

           Exercised

           Cancelled

           Balance, March 31, 2004

  ii)  Share Purchase Warrants:

NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE
137,500	$0.35	August 12, 2003
27,777	0.45	September 17,	2004
114,429	0.40	June 23, 2004
500,000	0.40	July 18, 2004
779,706

d)  Shares held in escrow: 3,744,000

5. Directors:

Brian D. Fairbank – President, CEO

Jack W. Milligan – Secretary, CFO

James E. Yates

R. Gordon Bloomquist

Markus Christen

Domenic Falcone

NEVADA GEOTHERMAL POWER INC.

Quarterly Report - FORM 51

March 31, 2004

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

Nevada Geothermal Power Inc. (the Company) is developing its Blue Mountain Geothermal Project located in Humboldt County, Nevada. The Company has acquired all of the shares (100%) of the Blue Mountain Power Company Inc. (“BMP”) in consideration for the issuance of 5,500,000 common shares in the capital of the Company to the BMP shareholders. BMP’s wholly owned U.S. subsidiary Noramex Corp. is the registered owner of the geothermal leases.

The Company was incorporated on April 13, 1995 in the Province of British Columbia, Canada, under the name “Blue Desert Mining Inc.” by registration of its Articles and Memorandum pursuant to the Company Act (British Columbia). The Company obtained a receipt on November 24, 1995, for a Prospectus filed with the Alberta Securities Commission. Following the completion of the Offering pursuant to the Prospectus, the Company’s shares were listed for trading on the Alberta Stock Exchange on January 31, 1996. The Company was designated a “Reporting Issuer” in the Province of British Columbia on December 5, 1996. Since November 29, 1999, the Company’s shares have been listed for trading on the Canadian Venture Exchange. On May 25, 2000, the name of the Company was changed to “Canada Fluorspar Inc.” and the Company consolidated its share capital on the basis of three old shares for one new share. On December 20, 2000 the Company changed its name to “Continental Ridge Resources Inc.”, these was no consolidation of capital. The Company changed its name to Nevada Geothermal Power Inc. on May 13, 2003 to reflect its focus on renewable geothermal power development.

Discussion of Operations and Financial Condition

 Use of Proceeds

The Company incurred a net loss of $425,427 (2003 – $270,304) for the nine-month period ended March 31, 2004. Among the more significant expenses are legal and accounting fees of $38,636 (2003 - $45,505); consulting fees of $45,948 (2002 - $41,311); administration fees of $49,803 (2003 - $42,615); office and miscellaneous costs of $15,026 (2003 - $9,757); rent and telephone costs of $15,781 (2003 - $16,601); regulatory and transfer agent fees of $18,834 (2003 - $22,479); stock based compensation of $148,354 (2003 – nil); travel and related costs of $30,554 (2003 - $5,799); investor relations costs of $59,625 (2003 – $84,587) and foreign exchange gain of $2,928 (2003 – loss of $140). The Company’s expenses excluding stock-based compensation are in-line with the prior nine month period. Most expenses were lower for the comparable period as costs for the Blue Mountain Power Company Inc. acquisition were incurred in 2003. The Company did incur more administration, office and travel costs due to exploration work beginning on the Blue Mountain geothermal property.

Mineral Properties

Blue Mountain Geothermal Property

The geothermal property is located in Humboldt County of north central Nevada about 30 km (20 miles) west of the town of Winnemucca. The project is comprised of geothermal leases covering 12 square miles from the Bureau of Land Management (BLM), Burlington Northern Santa Fe (BNSF), and the Nevada Land and Resource Council (NLRC). From Winnemucca the site is accessible year-round via the Jungo Road, an adequately maintained gravel county road that passes south of Blue Mountain. From the Jungo Road at a point just west of Blue Mountain a dirt road leads north along the eastern edge of the valley providing good access to the entire lease area.

In the spring of 2002, the Company successfully completed the Deep Blue No.1 test well to 672 metres which resulted in the discovery of a significant geothermal resource at Blue Mountain in north-central Nevada. The reservoir temperature indicated by Deep Blue No. 1 is somewhat greater than 150°C

NEVADA GEOTHERMAL POWER INC.

Quarterly Report - FORM 51 March 31, 2004

(300°F). The pattern of temperature increase with depth indicates that higher temperature zones may be found within the geothermal system and possibly east of the Deep Blue No. 1 site. The DOE recently awarded new funding for a second deep test well, in September 2003, to further explore the eastern part of the resource area.

The temperatures measured in DEEP BLUE No.1 are encouraging. A maximum temperature of 292.5F (144.7C) at 2114.6ft (644.5m) was recorded in rocks that are moderately permeable. Higher temperatures might be encountered in other areas of the property at similar depth as indicated by higher temperature gradients to the southeast or in permeable zones at depth. The extensive hydrothermal alteration exposed at surface at Blue Mountain, and widespread silicification encountered in exploration holes suggests that a large, actively convecting hydrothermal system has existed at Blue Mountain over an extended period of time.

On March 25, 2004, DB 2 was spudded and was successfully completed to a vertical depth of 1128 meters (3700 feet) on April 28, 2004. Costs for the operations, shared between Noramex Corp. (NGP wholly-owned subsidiary) and the U.S. Department of Energy are within the original budget.

Temperatures were measured at the bottom of the hole at 25-metre (80-foot) intervals as the hole was put down. During drilling, fluid is circulated down hole to cool the drill bit and condition the wall of the hole. The bottom-hole-temperature (BHT) measurements had only ten minutes elapse time since drilling fluid was last circulated, thus they are “unequilibrated” temperatures that are lower than undisturbed rock temperatures at the equivalent depth. In addition to the BHT’s, temperature logs were obtained of certain hole intervals after allowing 2 - 6 hours equilibration time. Temperatures measured after 6 hours of static time may also be somewhat lower than undisturbed rock temperatures at equivalent depths. The well will now sit for a month before final logging of an equilibrated temperature profile is undertaken.

The maximum temperature measured in the well was 167 °C (330 °F) at 585 metres (1920 feet) depth. A potential geothermal production zone below 515 metres (1690 feet) is characterized by greater than 150°C (300 °F) temperatures measured after 6 hours static time, multiple crystal-lined, open fractures and vuggy quartz veins. Observations of brittle fractures and open spaces in drill core, combined with the fact that drilling fluid was being lost to the formation through the indicated geothermal zone during drilling, indicate good permeability allowing for geothermal fluid circulation through the host rock.

DB - 2 was induced to flow continuously for two hours in the early morning of April 29 and again continuously for two hours later in the day, assisted by compressed air introduced into the well through tubing suspended to 457 and 533 metres (1500 and 1750 feet) for the respective tests. The short term flow tests of DB-2 have provided direct indication of a geothermal resource at Blue Mountain. Geothermal fluid samples have been sent for analyses to ThermoChem, Santa Rosa California for geochemical analyses. Injection and other testing of DB-2 to provide well productivity data are planned in conjunction with the Department of Energy.

Under the terms of the DOE agreement, the DOE has undertaken to contribute 80% of the US$804,000 Deep Blue No. 2 drilling cost or US $643,000 as well as 80% of the US$86,000 contingent long-term testing program or US$69,000. The Company will be responsible for the remaining 20% of the direct drilling and post drilling costs of US$161,000 and US$17,000, respectively.

The Company will fund 100% of a shallow temperature gradient drilling program (CDN$429,000) and the power market study (CDN$100,000). The Company is focused on initial plans to develop a 30MW power plant within a 2½-year time frame. The Company will embark on a drilling campaign to include at least two production wells. With the production test results in hand, a feasibility report will be completed.

The Company commissioned an independent technical and cash-flow report from GeothermEx, dated December 16, 2002, to determine the value of the Project owned by BMP. GeothermEx reviewed the geothermal resource of the Blue Mountain Geothermal Project and prepared discounted cash flows under two different operating cost scenarios. Refer to the Review Report dated December 16, 2002, which is

NEVADA GEOTHERMAL POWER INC.

Quarterly Report - FORM 51 March 31, 2004

attached as Appendix II to the Circular for full details.

The Company has initiated discussion for power sales agreements with both Sierra Pacific, the northern Nevada utility, and with large industrial power consumers. Retail power costs to customers of the two large regulated utilities, Nevada Power in the south and Sierra Pacific in the north, have risen over the past year especially to industrial customers. The state of Nevada has recently legislated a renewable energy quota system governing regulated utilities and major power consumer not on the utility system. Renewable energy credits (RECs) will accrue to producers of geothermal power allowing major power consumers to opt out of the utility power system and abide by the required percentage of renewable power by purchasing RECs.

A power market study is planned to outline new Nevada State and U.S. federal government legislation and determine how they may benefit or otherwise affect the Blue Mountain Geothermal Project. It is anticipated that the Company will be able to sell power directly to large industrial customers. Power pricing, transmission line routing and the means available to wheel power to industrial customers should be included in the study.

PumperNickel Valley Geothermal Project – Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central approximately 10 miles from Newmont’s Lone Tree Mine. The Company has also filed lease applications on an additional three sections of federal land for total leasehold of eight square miles (5,120 acres).

The Newmont lease grants NGP the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law. NGP will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. NGP will pay royalties from any geothermal production of:

·

3½% of gross proceeds from electrical power sales (less taxes and transmission costs),

·

5% of the gross proceeds of a sale of any substances in an arm’s length transaction

·

2% of the gross proceeds from the sale of or manufacture there-from of bi-products,

·

10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as an vegetable drying/processing facility)

·

Substances or electrical power used by NGP for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

Pogo Area Project

The company acquired an interest in a number of claims in the pogo area of interest, southeast of Fairbanks, Alaska. These claim areas are as follows:

i) Portal/Gobi Claims

The Company has an option to acquire 100% interest in a number of claims by the issue of 66,667 shares, 16,667 on regulatory approval and 16,667 in annual intervals (66,667 issued), by cash payments of $17,500 (paid) and by the payment of an annual advance royalty of $10,000. The optionor retains a 2% Net Smelter Royalty of which 1% may be purchased by the Company for $1,000,000.

The Company has entered into an agreement on the Portal/Gobi Claims with Anglo Gold (USA) Ltd. (“AngloGold”) whereby AngloGold will earn a 60% interest in the Portal/Gobi property. Total expenditures of US$750,000 (including $50,000 cash payments due by the Company) are required over a five-year earn-in period ending January 1, 2005.

NEVADA GEOTHERMAL POWER INC.

Quarterly Report - FORM 51 March 31, 2004

After the earn-in period, the Company will have a 40% participating interest in the joint venture.

ii)    Mohave

The Company acquired, by staking, a 100% interest in the Mohave claims located in the Pogo Area.

Property Exams

The Company from time to time will examine various projects that it deems viable for option. These costs are recorded as deferred exploration until a decision is made to acquire or not to acquire the property.

Investor Relations

The Company engaged Coal Harbor Communications pursuant to an agreement dated November 2003 to handle corporate and investor relations activities. Under the terms of the agreement, Coal Harbor will receive a service fee of $5,000 per month and expenses. Coal Harbor will receive a grant of 100,000 stock options after an initial three-month probationary period. The exercise price was set in February 2004 at $0.35 per share. The options shall be subject to a vesting schedule whereby 25,000 options will vest, and thereby become exercisable, every three months after the date the options are granted. The investor relations agreement between Goodman Capital and the Company were terminated in November 2003. The Company still retains Shelley Kirk on a part-time basis.

Liquidity and Solvency

The financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future